(212) 318-6053

keithpisani@paulhastings.com

November 6, 2017

VIA EDGAR AND BY COURIER

Ms. Christine Westbrook

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galena Biopharma, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 6, 2017
File No. 333-220592

Ladies and Gentlemen:

On behalf of Galena Biopharma, Inc. (“Galena”), we are transmitting for filing one copy of Amendment No. 3 (the “Amendment”) to Galena’s above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”) marked to show the changes made to Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2017.

This Amendment is being filed in response to comments with respect to Amendment No. 2 to the Registration Statement received from the Commission (the “Staff”) by letter dated November 6, 2017. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Galena’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

S-4/A filed on 11/6/17

Exhibit 5.1 Legal Opinion, page II-6

1.	We note you have assumed the authority, legal right and power of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents. It is not appropriate to assume that officers have the legal authority to sign the identified documents as this is a conclusion of law which is a necessary requirement of the legality opinion. Please file a legal opinion that does not assume the officers have the authority sign the identified documents.

Paul Hastings LLP | 200 Park Avenue | New York, NY 10166

t: +1.212.318.6000 | www.paulhastings.com

Galena has revised the Registration Statement to include a revised legal opinion as Exhibit 5.1.

2.	Additionally, we note that in rendering your opinion, you limited your review to the documents identified without stating whether you reviewed all documents you deemed necessary for the purposes of providing your opinion. Please file a legal opinion that clarifies that you reviewed all documents you considered necessary for the purpose of rendering your opinion.

Galena has revised the Registration Statement to include a revised legal opinion as Exhibit 5.1.

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If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6053 or Thomas Pollock at (415) 856-7047.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

for PAUL HASTINGS LLP

Enclosures